Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Registration Statement Form S-4 and related Prospectus of Radio One, Inc. for the registration of $200,000,000 of 6 3/8 Senior Subordinated Notes due 2013 and to the incorporation by reference therein of our reports dated March 8, 2005, with respect to the consolidated financial statements and schedule of Radio One, Inc., Radio One, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Radio One, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

August 1, 2005
McLean, Virginia